:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 333-13583

CUSIP NUMBER 30236 P 10 5

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

First Georgia Community Corp.
Full Name of Registrant

Former Name if Applicable

150 Covington Street
Address of Principal Executive Office (Street and Number)

Jackson, Georgia 30233
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

First Georgia Community Corp. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) by the prescribed due date of March 31, 2008 without unreasonable effort or expense for the reasons described below.

On February 22, 2008, the former President and Chief Executive Officer of First Georgia Community Corp. (the “Company”) retired and Art Hammond was appointed to serve as President and Chief Executive Officer of the Company. Although Mr. Hammond previously served as the Company’s Chief Operating Officer, he was not responsible for reviewing the Company’s public filings. In light of this change in management, the Company’s new Chief Executive Officer needs additional time to become familiar with the financial statements to be included in the 2007 Form 10-K. This change in management has also led to a delay in finalizing the financial statements to be included in the 2007 Form 10-K.

In addition, as a result of the continuing deterioration in the housing market in the markets in which the Company and its wholly owned subsidiary, First Georgia Community Bank, operate, the Company is still working with its independent auditors to determine the effect on the Company’s financial statements as of December 31, 2007. The Company requires additional time to complete this analysis and its financial statements for the year ended December 31, 2007.

The Company currently expects that the financial statements to be included in the 2007 Form 10-K will be completed within the time provided by this Form 12b-25, at which time the Company expects to file its 2007 Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Elaine S. Kendrick	(770)	504-1090
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company reported net income of $2.9 million for the year ended December 31, 2006. The Company expects to report a significant net loss for the year ended December 31, 2007 primarily as a result of the deterioration in the credit quality of its loan portfolio and the corresponding increase in its provision for loan losses. The Company is unable at this time to quantify the amount of such loss for the reasons indicated above.

First Georgia Community Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31, 2008	By:	/s/ Elaine S. Kendrick
	Name: Title:	Elaine S. Kendrick Chief Financial Officer